

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 24, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Floating Rate Guaranteed Notes due 2020 of BP Capital Markets p.l.c., guaranteed by BP p.l.c. under the Exchange Act of 1934.

Sincerely,